Evofem Biosciences, Inc.

12400 High Bluff Drive, Suite 600

San Diego, California 92130

May 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evofem Biosciences, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-224190

CIK No. 0001618835

Filed April 6, 2018

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Evofem Biosciences, Inc. a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 File No. 333-224190, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 6, 2018.

The grounds upon which the Registrant is making this application of withdrawal are that the Registrant does not intend to proceed with the public offering on the terms described in the Registration Statement at this time. No securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act .

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

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Please do not hesitate to contact Melanie Ruthrauff Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, by telephone at (858) 314-1500 or mrlevy@mintz.com if you have any questions regarding the foregoing or if we can provide any additional information.

Thank you for your assistance with this matter.

Sincerely,

Evofem Biosciences, Inc.

By:	/s/ Justin J. File
Name:	Justin J. File
Title:	Chief Financial Officer

cc: Melanie Ruthrauff Levy

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.